Monterey Management

307 Winchester Road

East Syracuse NY, 13057

December 10, 2015

VIA EDGAR ONLY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC20549

Re: Monterey Management Corp.

Form 10-12G

Filed October 20, 2015

File No. 000-53631

Withdrawal of Registration Statement on Form 10

Ladies and Gentlemen:

Monterey Management Corp. (the "Company") hereby respectfully requests that the Company’s General Form for Registration of Securities on Form 10-12G filed on October 20, 2015, be withdrawn, and that an order of the Commission granting such withdrawal be included in the Company’s file for such Form for Registration. The Company will be refiling the Form 10-12G once certain amendments are made.

Very truly yours,

/s/ Heidi Kline

Heidi Kline

Chief Executive Officer

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